SANDLER O’NEILL & PARTNERS, L.P.
1251 Avenue of the Americas, 6th Floor
New York, New York 10020

VIA EDGAR AND FACSIMILE

November 7, 2013

Mr. Michael R. Clampitt
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4720

Re:	Coastway Bancorp, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-191120

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Coastway Bancorp, Inc. that the above-referenced registration statement be accelerated to November 12, 2013, at 1:00 p.m., Eastern time, or as soon thereafter as practicable.

Sincerely, SANDLER O'NEILL & PARTNERS, L.P.
By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer A. Docherty
Jennifer A. Docherty
Authorized Signatory